February 13, 2020

VIA EDGAR CORRESPONDENCE

Jeff Foor, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, NE
Washington, DC 20549

Re: Response to Comments on 485(a) filing for the Wells Fargo Municipal Sustainability Fund (the “Fund”), a series of Wells Fargo Funds Trust, Files Nos/ 333-231848 and 811-09253 (the “Registrant”)

Dear Mr. Foor:

In response to the comments you provided on February 4, 2020 to the Registrant’s registration statement filing made on December 17, 2019 pursuant to Rule 485(a) under the Securities Act of 1933 with respect to the Fund (accession no. 0001081400-19-001154), please note the following responses. Capitalized terms not defined below have the meanings set forth in the registration statement filing.

Prospectus Comments

1. Comment: You noted that the prospectus does not contain the required shareholder fee and annual fund operating expenses tables. You requested that we include such information in a subsequent filing.

Response: The required shareholder fee and annual fund operating expenses tables will be included in the 485(b) filing that we anticipate making on or about February 24, 2020.

2. Comment: You requested that we include an 80% test for the Fund for the word “Sustainability” in the section entitled “Principal Investment Strategies.”

Response: We respectfully decline to make this change as it is our view that an 80% test for the word “Sustainability” is not required under Rule 35d-1 of the Investment Company Act of 1940. We note that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the SEC Staff has previously distinguished terms that suggest an investment objective or investment strategy rather than a type of investment, and noted that such terms do not require adoption of an 80% test pursuant to Rule 35d-1. See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001) and Question 9 of Frequently Asked Questions about Rule 35d-1 (Investment Company Names). We respectfully submit that the word “Sustainability” is commonly understood to refer to an investment strategy that considers an issuer’s environmental, social and/or governance (“ESG”) practices and does not suggest a specific type of investment, just as the terms “growth”, “value” and “income” do not suggest a specific type of investment. The Registrant further notes that a number of other mutual funds include the word “sustainable” or “sustainability” in their names and do not have an 80% test in their prospectuses relating to ESG companies. See, e.g., AllianzGI Global Sustainability Fund; DFA Global Sustainability Fixed Income Portfolio; Mirova International Sustainable Equity Fund; American Century Sustainable Equity Fund; Sentinel Sustainable Core Opportunities Fund; UBS International Sustainable Equity Fund.

3. Comment: You requested that we consider adding in examples of the types of municipal debt finance projects that would meet the Fund’s positive ESG impact criteria in the Fund’s principal investment strategy in the prospectus.

Response: We have added the following disclosure to the Fund’s principal investment Strategy in the prospectus:

“Municipal securities that we have determined to have a positive ESG impact may include securities issued to fund education (K-12, post-secondary), affordable housing, water treatment, public transportation, healthcare, and energy efficiency projects, among others.”

4. Comment: You noted that the Fund’s principal investment strategy lists a “third-party issuer/security ESG rating” as one of the factors the Fund considers in determining whether a particular issuer or security has a positive ESG impact. You requested that we name such third party and noted that such disclosure need not be included in the Fund’s summary section.

Response: We have added disclosure regarding the identity of the third-party service provider to the SAI.

Statement of Additional Information Comments

5. Comment: With respect to the Fund’s fundamental investment policy regarding concentration, you noted that the SEC Staff believes that a fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which such investment should be allocated when determining compliance with the fund’s concentration policy.

Response: We understand and acknowledge the SEC Staff’s position that a fund that invests in private activity bonds should look to the industry of the underlying obligor for purposes of determining compliance with the fund’s concentration policy.

* * * * *

As stated previously, we completed a Form N-1A filing for the Fund pursuant to Rule 485(a) under the Securities Act of 1933 on December 17, 2019, and we intend to complete the Form N-1A filing for the Fund pursuant to Rule 485(b) under the Securities Act of 1933 on or about February 24, 2020. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 377-7059 if you have any questions or comments with respect to this matter.

Sincerely,

Maureen Towle
Senior Counsel
WELLS FARGO FUNDS MANAGEMENT, LLC